FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1. Material Change Report dated March 7, 2006 – FORM 51-102F3,  MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: July 17, 2006	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)

Waterfront Centre, Suite 1550, 200 Burrard Street

Vancouver, British Columbia  V6C 3L6

2.

Date of Material Change

March 7, 2006

3.

News Release

A news release with respect to the material change referred to in this report was disseminated through CNN Matthews on March 7, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton announced the appointment of Peter Barnes as Chief Executive Officer and Director of the Company, to be effective April 20, 2006.

5.

Full Description of Material Change

Peter Barnes, presently Executive Vice-President and Chief Financial Officer of Goldcorp Inc. (“Goldcorp”), will be appointed Chief Executive Officer and a Director of Silver Wheaton, effective April 20, 2006.  Mr. Barnes was instrumental in building Silver Wheaton and will now provide full time leadership going forward.  This is part of the Silver Wheaton evolution as its market capitalization approaches $2 billion.  As a 62% shareholder of Silver Wheaton, Goldcorp will continue to follow its progress.

Mr. Barnes was previously Chief Financial Officer of Wheaton River Minerals Ltd. (“Wheaton”) from 2003 until its merger with Goldcorp in 2005.  He is a Chartered Accountant with over fifteen years of senior financial experience and holds a BSc in Economics from the University of Hull, England.  Prior to joining Wheaton, he was President and Chief Financial Officer of Crew Development, where he was actively involved in building the company over a period of five years.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer of Silver Wheaton at (604) 696-3000.

9.

Date of Report

March 8, 2006.